Viatel Holding (Bermuda) Limited
(the “Company”)
N O T I C E
NOTICE IS HEREBY GIVEN to all Shareholders of record on November 1, 2007 that the Annual General Meeting of the Company for the year 2007 will be held at Appleby, Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda on:
Wednesday, December 5, 2007 at 11.00 a.m. (Bermuda time)
A G E N D A
1.	Elect a Chairman, if necessary.

2.	Read the Notice convening this meeting.

3.	Receive the Auditors’ Report and Financial Statements for the year ended December 31, 2006.

4.	Receive the Chairman’s Report to the Shareholders.

5.	Appoint Auditors until the close of the next Annual General Meeting.

6.	Authorise the Board of Directors of the Company to determine the remuneration to be paid to the Auditors.

7.	Consider and approve the re-election of each of S Dennis Belcher, Didier Delepine, Thomas Doster, Leslie Goodman, Kevin Power and Lucy Woods as Directors of the Company for the ensuing year.

9.	Consider any other business, which may properly come before the meeting.

BY ORDER of the Directors

Director

Dated:	2 November, 2007

To:	The Shareholders
The Directors
The Resident Representative